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                                           Filed by Reliant Energy, Incorporated
                                Pursuant to 425 under the Securities Act of 1933


                                       Subject Company: CenterPoint Energy, Inc.
                                                  Commission File No.: 333-69502


         The article contained herein includes forward-looking statements. Actual events and results may differ materially from those projected. Factors that could affect actual results include the timing and impact of future regulatory and legislative decisions, effects of competition, weather variations, changes in Reliant Energy's business plans, financial market conditions and other factors discussed in Reliant Energy's filings with the Securities and Exchange Commission.

ADDITIONAL INFORMATION

         IN CONNECTION WITH THE PROPOSED HOLDING COMPANY FORMATION BY RELIANT ENERGY, CENTERPOINT ENERGY AND RELIANT ENERGY HAVE FILED A JOINT PROXY STATEMENT/PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING INFORMATION ABOUT CENTERPOINT ENERGY AND RELIANT ENERGY, WITHOUT CHARGE, AT THE SEC'S WEB SITE AT WWW.SEC.GOV. COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT ARE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO RELIANT ENERGY, INCORPORATED, INVESTOR'S SERVICES DEPARTMENT, P.O. BOX 4505, HOUSTON, TEXAS 77210-4505, PHONE: (800) 231-6406 OR (713) 207-3060.

         The following article relating to the proposed transaction is being filed by Reliant Energy, Incorporated pursuant to Rule 425:

                     RELIANT STOCKS AFFECTED BY MANY FORCES

BEHIND THE NUMBERS

         As employees, all of us are interested in stock prices in the energy sector, particularly those of Reliant Energy and Reliant Resources, in which many of us own stock.

         Like other investors, we're happy when the price moves up rapidly as it did during 2000, and disheartened during a down cycle like the one we've experienced recently. Understanding the reasons for the fluctuations won't make us any richer today, but it might help put the stock price declines in perspective and remind us that investing is a long-term proposition.

         The shares of both Reliant Energy and Reliant Resources are feeling the effects of forces impacting the entire economy, as well as developments in our industry and factors specific to the company.

         Even before the terrorist attacks on the World Trade Center threw U.S. financial markets into turmoil, the nation already was sinking into recession. The major stock indexes reflected slowing sales and disappointing earnings, and the S&P 500 index fell by 15 percent during the third quarter of this year.

         Companies involved in the competitive energy services industry have suffered additional declines because of dramatic changes in their business environment, particularly in the western U.S., where California's energy problems triggered regulatory intervention.

         Price caps that were imposed across an 11-state region, coupled with mild weather, customer conservation and new generating capacity, substantially reduced wholesale electricity prices in the West during the second half of this year and negatively affected the outlook for future prices. At the same time, a slowing national economy and new generation coming online or under development have created concerns about surplus generating capacity in some regions of the country.

         The impact of these developments was particularly pronounced by comparison with 2000 and the first half of 2001, when earnings growth for energy services companies had been driven to unusually high levels by unique weather and market dynamics.

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ENERGY INDUSTRY HAS EXPERIENCED FALLOUT FROM ENRON

         More recently, stock prices for energy services companies have reflected fallout from severe problems at Enron, until recently the nation's largest energy trader. We believe Enron's problems relate to that company's unique business practices and not to the soundness of the energy services business. However, the situation has created additional uncertainty for the industry, including concerns about whether Enron will be able to pay amounts owed to other industry participants. As of the end of November, Reliant Resources estimated its Enron exposure at approximately $80 million, primarily from power and gas sales.

         Reliant Resources, which derives virtually all of its earnings from competitive energy services and significant earnings from western markets, saw a
34.1 percent drop in its stock price between June 30 and November 30 of this year. Reliant Energy, whose earnings come from its regulated energy delivery businesses as well as its 80 percent interest in Reliant Resources, experienced a 19.7 percent decline.

         Although the market forces that have caused the stock price declines are beyond the company's control, we continue to successfully implement our strategies, and we're well-positioned for long-term success at both the unregulated and regulated companies.

RELIANT RESOURCES STILL EXPECTS TO PRODUCE AVERAGE COMPOUND ANNUAL EARNINGS GROWTH OF 15 PERCENT

         Despite changes in the competitive energy services market, Reliant Resources expects to produce average compound earnings growth of 15 percent per year. It will become the second-largest owner of unregulated power generation in the U.S. when it completes the acquisition of Orion Power next year. It has the commercial skills to maximize the value of these assets in a variety of market conditions. The start of electric competition in Texas will add a sizable retail business to the company's large and successful wholesale energy merchant operation.

         The regulated company, which will adopt the name CenterPoint Energy and trade under the symbol CEP after the separation, will have a large and diverse set of assets in attractive and geographically diverse markets. Its goals are to produce stable earnings and solid cash flow by achieving operating synergies and working for attractive rate designs. The company will work to enhance financial results by capturing growth opportunities within its service territories and in ventures built around its core businesses.

         Whether you own shares of Reliant Energy, Reliant Resources or both as part of your portfolio, keep a long-term investment perspective. Understand the strategies that will drive your company's success and remember that, as an employee, you have a unique opportunity to contribute to the results that will enhance the value of your investment.

[CHART: Reliant Energy (REI) -- Comparison of Total Rate of Return for September-November 2001 - REI versus S&P 500 and S&P Electric Company.]

[CHART: Reliant Resources (RRI) -- Comparison of Total Rate of Return for September-November 2001 - RRI versus unregulated generating companies.]